

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2011

Via E-Mail
Ralph Lauren, Chief Executive Officer
Polo Ralph Lauren Corporation
650 Madison Avenue
New York, NY 10022

> **Re:** **Polo Ralph Lauren Corporation**
> **Form 10-K for the Fiscal Year Ended April 2, 2011**
> **Filed May 26, 2011**
> **Definitive Proxy Statement Filed on Schedule 14A**
> **Filed July 7, 2011**
> **File No. 001-13057**

Dear Mr. Lauren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011 Filed May 26, 2011

Exhibits

1. We note that Exhibits 10.27, 10.28, 10.29, and 10.30 omit schedules, exhibits, and/or attachments or contain redactions without a request for confidential treatment. Please confirm that you will file these agreements in their entirety with your next periodic report.

Schedule 14A Filed July 7, 2011

Corporation Leadership Structure, page 11

2.   We note that Mr. Lauren serves as both the Chairman of the Board and Chief Executive Officer. Please confirm that in future filings you will disclose whether you have a lead independent director and what specific role the lead independent director plays in the leadership of the board. See Item 407(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Edwin S. Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director